SECU[illegible] 03053075 [illegible]MMISSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III


SEC MAIL
RECEIVED
PROCESSING
JUN 30 2003
WASH. D.C.
155
SECTION

SEC FILE NUMBER
8-51841

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 04/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

RSM EquiCo Capital Markets LLC

OFFICIAL USE ONLY
47639
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Anton Boulevard, 11th Floor
(No. and Street)

Costa Mesa, California 92626
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jacob Sonenshine 714-327-8800
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

350 South Grand Avenue, 49th Floor Los Angeles, CA 90071
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 28 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, the undersigned, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of RSM EquiCo Capital Markets LLC (the "Company"), as of April 30, 2003, are true and correct. I further affirm that neither the Company, nor any member, officer or director has any proprietary interest in any account classified solely as that of a customer.


LEILANI MC EWEN
Commission # 1320122
Notary Public - California
Orange County
My Comm. Expires Sep 7, 2005



Jacob Sonenshine
Chief Executive Officer and
Chief Financial Officer



Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Operations.
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Member's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital Under Rule 15c3-1.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A Copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Independent auditor's report on internal accounting control
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

RSM EquiCo Capital Markets LLC
(A wholly owned subsidiary of RSM EquiCo, Inc.)
Contents
April 30, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
350 South Grand Avenue, 49th Floor
Los Angeles CA 90071
Telephone (213) 356 6000
Facsimile (213) 356 6363

Report of Independent Auditors

To the Member of
RSM EquiCo Capital Markets LLC

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in member's capital and cash flows present fairly, in all material respects, the financial position of RSM EquiCo Capital Markets LLC (a wholly owned subsidiary of RSM EquiCo, Inc.) (the "Company") at April 30, 2003, and the results of its operations and its cash flows for the sixteen month period then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Supplemental Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

June 20, 2003

RSM EquiCo Capital Markets LLC
(A wholly owned subsidiary of RSM EquiCo, Inc.)
Statement of Financial Condition
April 30, 2003

Assets	
Cash and cash equivalents	$ 539,506
Accounts receivable	125,220
Receivable from Parent	8,000
Prepaid expenses	6,321
Total assets	$ 679,047
Liabilities and Member's Capital	
Employee commissions and bonuses payable	$ 323,221
Deferred revenue	161,371
Taxes payable	800
Total liabilities	485,392
Commitments and contingencies (Note 4)	
Member's capital	193,655
Total liabilities and member's capital	$ 679,047

The accompanying notes are an integral part of these financial statements.

RSM EquiCo Capital Markets LLC
(A wholly owned subsidiary of RSM EquiCo, Inc.)
Statement of Operations
Sixteen Month Period Ended April 30, 2003

Revenues	
Advisory fees	$ 6,822,059
Interest income	5,712
Total revenues	6,827,771
Expenses	
Employee commissions and bonuses	1,749,335
Regulatory fees	93,799
Other	6,711
Total expenses	1,849,845
Income before income taxes	4,977,926
Provision for income taxes	1,991,000
Net income	$ 2,986,926

The accompanying notes are an integral part of these financial statements.

RSM EquiCo Capital Markets LLC
(A wholly owned subsidiary of RSM EquiCo, Inc.)
Statement of Changes in Member's Capital
Sixteen Month Period Ended April 30, 2003

Balance at December 31, 2001	$ 26,900
Contribution by Parent	1,991,000
Distributions to Parent	(4,811,171)
Net income	2,986,926
Balance at April 30, 2003	$ 193,655

The accompanying notes are an integral part of these financial statements.

RSM EquiCo Capital Markets LLC
(A wholly owned subsidiary of RSM EquiCo, Inc.)
Statement of Cash Flows
Sixteen Month Period Ended April 30, 2003

Cash flows from operating activities	
Net income	$2,986,926
Adjustments to reconcile net income to net cash provided by operating activities	
Settlement of tax liability with Parent by capital contribution	1,991,000
Changes in assets and liabilities	
Accounts receivable	(125,220)
Receivable from Parent	(8,000)
Prepaid expenses	(5,517)
Employee commissions and bonuses payable	284,726
Deferred revenue	161,371
Distribution payable	(40,965)
Other liabilities	(2,916)
Net cash provided by operating activities	5,241,405
Cash flows from financing activities	
Distributions to Parent	(4,811,171)
Net cash used in financing activities	(4,811,171)
Net increase in cash and cash equivalents	430,234
Cash and cash equivalents	
Beginning of period	109,272
End of period	$ 539,506

The accompanying notes are an integral part of these financial statements.

1. Organization

RSM EquiCo Capital Markets LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers ("NASD"). The Company is a Delaware limited liability company that is a wholly owned subsidiary of RSM EquiCo, Inc. (the "Parent" or "Member"), which is wholly owned by H&R Block, Inc. The Company was organized under the laws of the State of Delaware on May 10, 1999, and admitted to the State of California as a foreign corporation on May 20, 1999. On December 14, 2001, the Parent acquired 100% of the equity interests in EquiCo Resources LLC, the former member and parent of the Company. The Company subsequently changed its name to RSM EquiCo Capital Markets LLC.

The Company engages in advisory services related to merger and acquisition activities of both private and public companies. Lines of advisory services related to merger and acquisition activities include private placement of securities exempt from registration, private resale of securities exempt from registration and merger and acquisition advisement. The Company also provides advisory services on other financing arrangements, including private placement of debt and equity securities. The Company must operate pursuant to the provisions of the Customer Protection Rule, SEC Rule 15c3-1(a)(2)(i), which provides that the Company will not receive or hold customers' funds or securities in connection with its activities as a broker-dealer.

The Parent conducts educational seminars on valuation techniques and other matters related to selling companies. The Parent also performs valuation services. The Parent is not authorized to engage in broker-dealer activities.

The Company is dependent on the business activities of the Parent to generate referrals to the Company, and to absorb expenses of the Company. The Parent has committed to fund shortfalls, if any, from the Company's operations, as well as maintain required capital levels of the Company, over at least the next twelve months.

The Company may, but is not required to, make distributions to the Member. Distributions shall be made to the Member at the time and in the aggregate amounts determined by the Member.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America.

Advisory Fees and Deferred Revenue

Fees related to mergers and acquisitions activities are recognized as earned upon completion of the transaction. Fees earned related to other financing arrangements are recognized ratably over the term of their respective contracts.

Cash and Cash Equivalents
Cash and cash equivalents, which consist of cash in a bank and a money market account available upon demand, are defined as highly liquid short-term investments having an original maturity of three months or less.

Prepaid Expenses
Prepaid expenses consist of licensing and registration fees paid in advance, and are amortized ratably over the applicable license or registration period.

Income Taxes
The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the sixteen month period ended April 30, 2003, the Company has provided for income taxes as if it were a stand-alone taxpayer. However, because the Company is not required to settle any tax liability, benefit or credit resulting from its separate tax position with the Parent, all tax liabilities or recoverables accrued by the Company are deemed settled by way of a capital contribution or dividend distribution by or to the Parent. For the sixteen month period ended April 30, 2003, the Company recorded a capital contribution in the amount of $1,991,000 related to the current year tax liability. Any deferred tax assets or liabilities are recorded in the accounts of the Parent.

Use of Estimates
The preparation of the accompanying financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

3. Related Party Transactions

Some of the Company's registered principals and employees are also officers and employees of the Parent. Other than employee commissions and bonuses, salaries and benefits of the registered principals and employees are borne by the Parent. The Company and the Parent have also entered into an agreement that provides that the Parent will pay all overhead expenses of the Company. Pursuant to the agreement, the Company has no obligation to repay the Parent for such costs, but may repay the Parent at its sole discretion, subject to certain restrictions, as defined in the agreement. There were no such repayments for the sixteen month period ended April 30, 2003.

As indicated in Note 1, the Company's business is also dependent on referrals generated as a result of its Parent's role in providing educational seminars and valuation services. The Company received 90 percent of its revenues during the period ended April 30, 2003 from referrals from the Parent. The Company does not engage in fee sharing arrangements with the Parent.

4. Commitments and Contingencies

The Company is involved in several claims arising in the normal conduct of its business. In the opinion of management, the amounts, which will ultimately be required, if any, in connection with these matters will have no material effect on the financial position or the results of operations of the Company.

5. Net Capital Requirements

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15-to-1. The Company is required to maintain a minimum net capital of not less than $5,000 or 6-2/3 percent of aggregate indebtedness, whichever is greater, pursuant to the Rule. At April 30, 2003, the Company had net capital of $72,782, which was $40,423 in excess of its required net capital of $32,359. The Company's ratio of aggregate indebtedness to net capital was 6.7 to 1 at April 30, 2003.

RSM EquiCo Capital Markets LLC

(A wholly owned subsidiary of RSM EquiCo, Inc.)

Computation of Net Capital Under Rule 15c3-1

April 30, 2003 **Schedule I**

Member's capital	$ 193,655
Less: Nonallowable assets	
Unsecured receivables	114,552
Prepaid expenses	6,321
Net capital	72,782
Net capital requirement	
Greater of 6-2/3 percent of aggregate indebtedness or $5,000	32,359
Excess net capital	$ 40,423
Aggregate indebtedness	$ 485,392
Ratio of aggregate indebtedness to net capital	6.7

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA FOCUS Report as of April 30, 2003.

RSM EquiCo Capital Markets LLC

(A wholly owned subsidiary of RSM EquiCo, Inc.)

Computation for Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3

April 30, 2003 **Schedule II**

The Company has claimed exemption from Rule 15c3-3 under sub paragraph (k)(2)(i).



Report of Independent Auditors on Internal Control
Required by SEC Rule 17a-5

To the Member of
RSM EquiCo Capital Markets LLC

In planning and performing our audit of the financial statements and supplemental schedules of RSM EquiCo Capital Markets LLC (a wholly owned subsidiary of RSM EquiCo, Inc.) (the "Company") for the sixteen month period ended April 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the second paragraph of this report. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the second paragraph of this report, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the second paragraph of this report.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

June 20, 2003